Exhibit 3

298/04-jmd

For release: 07:00, 29 January 2004

Production up 20%, costs down 13%

DRD BEATS STRONGER RAND

Johannesburg, South Africa – 29.01.04 – Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) increased gold production by 20% and reduced costs by 13% to “substantially beat” the negative impact of the stronger Rand during the quarter ended 31 December 2003, Executive Chairman Mark Wellesley-Wood said at a briefing on the company’s results for the quarter today.

Cash operating profit, as a consequence, was US$14.1 million (R94.7 million), compared with the previous quarter’s US$2.7 million (R21.0 million) cash operating loss.

Higher gold production was achieved both through the acquisition of a 20% interest in the Porgera Joint Venture (PJV) in Papua New Guinea and stronger performances from all of the company’s operations other than its North West Operations (NWO) where production was lower, in line with restructuring undertaken during the previous quarter.

The PJV acquisition and NWO restructuring both contributed to reducing cash operating costs to US$330 per ounce (R71 766 per kilogram) from US$378 per ounce (R90 520 per kilogram).

While the spot gold price reached a 14-year high of $417.25 on 31 December 2003 and the Dollar gold price received was 9% higher quarter on quarter at $396 per ounce, the Rand gold price received was 1% lower at R86 032 per kilogram due to the continued strength of the South African currency.

Shareholders’ equity increased to US$85.6 million (R570.5 million) from US$53.8 million (R376.9 million) and interest-bearing debt reduced to 82% of shareholders’ equity from 134%.

Looking ahead, Wellesley-Wood said DRD’s investment in eight operating gold mines and significant diversification of earnings in various currencies provided a platform to deliver consistent results, while a strong balance sheet positioned the company well to fund further growth.

DRD’s stock market value of approximately US$750 million today, he said, was substantially higher than the US$80 million of three years ago and demonstrated the company’s commitment to increasing shareholder value.

South African Operations

Restructuring at the company’s North West Operations during the quarter had delivered the anticipated results in terms of gold production, grade and costs, Wellesley-Wood said.

Production declined by 11% while, quarter on quarter, the underground grade improved from 4.74 grams per tonne to 5.72 grammes per tonne. Absolute cash operating costs in Rand terms declined by 23%, while unit operating costs were 6% lower in Dollar terms at US$399 per ounce and 14% lower in Rand terms at R86 738 per kilogram.

In the December cost month, gold production of 30 125 ounces (937 kilograms) was on budget and the cash operating cost of US$364 per ounce (R76 393 per kilogram) was lower than the average for the quarter.

Production at Blyvooruitzicht rose by 5% while cash operating unit costs in Dollar terms were unchanged at US$346 per ounce and down 9% in Rand terms to R75 273 per kilogram.

Blyvoor’s Slimes Dam Project, funded from a portion of the proceeds of the US$66 million senior convertible note issue in 2002, was commissioned at the end of the quarter. Capex spent during the quarter to complete the project  totaled US$4.0 million (R27.1 million).

Overall production from the South African Operations was lower at 145 677 ounces (152 235 ounces). The average cash operating cost was lower at US$376 per ounce (R81 697 per kilogram), compared with the previous quarter’s US$392 per ounce (R93 822 per kilogram). Cash operating profit from the South African Operations was US$2.3 million (R15.4 million), compared with a loss in the previous quarter of US$4.5 million (R34.4 million).

Australasian Operations

Tolukuma has become DRD’s flagship in respect of improvement and consistency, Wellesley-Wood said.

For the past 10 consecutive months the mine has produced more than 7 000 ounces per month at an average cash operating of US$263 per ounce. In the quarter under review, production was higher at 21 767 ounces (previous quarter: 21 283 ounces), while the cash operating cost fell by 10% to US$253 per ounce (previous quarter: US$280 per ounce).

Capex for the quarter of US$1.4 million (R9.5 million) was spent on mobile plant and equipment, a new drill rig and the Miliahamba project.

The  20% stake in the PJV added 46 136 ounces to the company’s Australasian portfolio for the quarter at a cash operating cost of US$222 per ounce (R48 226 per kilogram) and generated cash operating profit of US$8.8 million (R58.9 million).

DRD’s attributable portion of the JV’s capital expenditure for the quarter was US$1.8 million (R12.3 million).

The Australasian Operations accounted for 67 903 ounces, or just under one-third, of the company’s total production for the quarter. Their average cash operating cost was US$232 per ounce (R50 460 per kilogram) and cash operating profit was US$11.8 million (R79.3 million).

DRD’s strategy, said Wellesley-Wood, is to grow quarterly production from its Australasian Operations to 100 000 ounces at an average cash operating cost below US$250  per ounce.

Crown/ERPM Joint Venture

DRD’s attributable production from its 40% interest in the Crown/ERPM Joint Venture was marginally lower at 23 727 ounces (previous quarter: 24 975 ounces). The JV’s average cash operating cost for the quarter was US$365 per ounce (R79 486 per kilogram).

Capex of US$4.1 million (R27.8 million), primarily funded by a loan from the Industrial Development Corporation, was directed towards the Cason Dump Reclamation Project and the Far East Rand Vertical Shaft’s new pumping facility.

Queries:

South Africa	Australasia

Investor and Media Relations Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)	Investor and Media Relations Paul Downie, Porter Novelli +61 893 861 233 (office) +61 414 947 129 (mobile)

James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

North America	United Kingdom/Europe

Investor Relations Susan Borinelli, Breakstone & Ruth International	Investor and Media Relations Phil Dexter, St James’s Corporate

+1 646-536-7018 (office) +1 917-570-8421 (mobile)	+44 20 7499 3916 (office) +44 779 863 4398

Media Relations Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office) +1 347-423-5859 (mobile)

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml